SMIC Announces Availability of 65-nanometer Low Leakage Process IP Portfolio

Shanghai [2009-05-15]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in the world and the most advanced in Mainland China, announced today the availability of a set of 65-nanometer low leakage process IPs, including the preliminary version release of six memory compliers. This portfolio, which contains a number of new, ready-to-use IPs, follows the 65nm standard cell libraries that were released earlier this year.

The centerpiece of SMIC’s new 65nm IP offerings is the set of six memory compilers, which enable the intelligent and rapid generation of memory blocks in bulk and on the fly. The compilers include memories optimized for very high performance and also optimized for performance and area. These critical IPs, along with many others in the portfolio, were developed internally by SMIC’s design services group with rigid design methodology. The silicon validation is undergoing. The 65nm IP portfolio can be used to design a wide range of consumer applications such as mobile phones, personal media players, GPS, DTV, set-top boxes, and mobile storage devices.

Because SMIC’s 65nm library was developed in-house, it offers customers a number of advantages in flexibility and customizability, allowing for the library to be easily tuned to processes and recharacterized according to customer requests, streamlining the design flow and improving time to market.

“This 65nm IP portfolio are targeting both low power and high speed applications, allowing customers to come in and start designing a wide range of system-on-chip projects,” said Paul Ouyang, SMIC’s Vice President of Design Services, adding that the company has already engaged a number of customers in the 65nm node. “The set of memory compilers is a full-featured high quality product, and this accomplishment is a testament to the talented and dedicated engineers in SMIC’s design services group.” Scheduled production release of the memory compilers will be on June 30th. Additional in-house and 3rd party 65nm IPs are under development, which are planned to be available to customers later this year.
Customers will have an opportunity to examine SMIC’s 65nm IP offerings at an SMIC workshop scheduled on June 5th. Interested customers should contact an SMIC salesperson at sales@smics.com

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 45nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm and a 300mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com.

Reiko Chang
Corporate Relations
TEL: +86 21 3861 0000 ext 10544
Email: Reiko—Chang@smics.com

Angela Miao
Public Relations
TEL¡G+8621 3861 0000 ext 10088
Email¡GAngela—Miao@smics.com